Kathryn A. Lawrence

Direct Dial: 804.420.6016

klawrence@williamsmullen.com

April 19, 2024

VIA EDGAR AND FEDEX OVERNIGHT

Ms. Kate Beukenkamp

Mr. Donald Field

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Angel Studios, Inc.
Registration Statement on Form 10-12G
Filed February 27, 2024
File No. 000-56642

Dear Ms. Beukenkamp and Mr. Field:

On behalf of our client, Angel Studios, Inc., a Delaware corporation (the “Company”), set forth below is the response of the Company to the comment letter dated March 26, 2024 (the “Comment Letter”) received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form 10-12G filed on February 27, 2024 (the “Registration Statement”). This letter is being submitted contemporaneously with the filing of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1.

For your convenience, each Staff comment contained in the Comment Letter is set forth below in bold, numbered to correspond with paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Company.

Registration Statement on Form 10-12G

Business Plan, page 5

1.	Please revise your disclosure to discuss the Angel Funding Portal in greater detail including whether other companies use this portal in addition to you, the activities you and any other entities may engage in on the portal, and who operates this portal. Additionally, it appears that VAS Portal, LLC discussed elsewhere in your registration statement does business as Angel Funding. Please revise your disclosure to make this relationship clear. We note your disclosure discussing VAS Portal on page 40.

Response: In response to the Staff’s comment, please see the revised disclosure on pages 5 and 40 of Amendment No. 1, which includes more detailed disclosure to address the Staff’s questions regarding the Angel Funding Portal, as well as its relationship with VAS Portal, LLC.

Williams Mullen Center | 200 South 10th Street, Suite 1600 Richmond, VA 23219 | P.O. Box 1320 Richmond, VA 23218

T 804.420.6000 F 804.420.6507 | williamsmullen.com | A Professional Corporation

2.	We note that you state here that you “partnered with The Chosen, Inc....(“The Chosen”) to produce a new type of television series.” Please expand your disclosure to discuss briefly but in greater detail the specifics of what constituted the activities of this partnership. In this regard, we note your risk factor disclosure discussing the Content License Agreement with The Chosen as well as inclusion of Exhibit 10.4. Further, as discussed in your risk factor on page 11 beginning “A significant amount of our revenue has been derived from our Content License Agreement...” you disclose that you have received several notices of termination indicating The Chosen is seeking to terminate the Content License Agreement. Please revise your disclosure under this “Business Plan” header to more closely reflect your current business relationships and prospects.

Response: In response to the Staff’s comment, please see the revised disclosure on pages 5 and 8 of Amendment No. 1, which includes more detailed disclosure regarding the activities of the Company’s partnership with The Chosen, as well as our current business relationships and prospects.

3.	Please revise to provide the basis for your statement that certain of your productions debuted as “#3 in the U.S. box office” and “#1 at the U.S. box office.” For example, please make clear what industry or trade rating agency, publication or other source determined these respective statistics.

Response: In response to the Staff’s comment, please see the revised disclosure on page 5 of Amendment No. 1, which specifies that the cited statistics are based on distributor data provided to https://thenumbers.com/, and provides direct links to the source of each such cited statistic.

4.	Please revise your disclosure here and elsewhere throughout the registration statement to discuss your “Pay-It-Forward” technology in greater detail, including briefly describing what technology is involved and the parties involved in executing this aspect of your business. In this regard, we note that Pay-It-Forward is described as facilitating people purchasing tickets for other people to view a movie in a movie theater.

Response: In response to the Staff’s comment, please see the revised disclosure on page 5 of Amendment No. 1, which includes more detailed disclosure to address the Staff’s questions regarding the technology and parties involved in executing the Company’s “Pay-it-Forward” technology.

Item 1. Business, page 5

5.	Please revise this section with an eye towards disclosing and discussing the business conducted and intended to be engaged in by the registrant and minimizing language that is marketing or promotional in nature. In this regard, please revise to explain plainly and briefly the meaning of the term “amplify the light.”

Response: In response to the Staff’s comment, please see the revised disclosure on page 5 of Amendment No. 1, which includes more detailed disclosure regarding the business conducted and intended to be engaged in by the Company, minimizing language that is marketing or promotional in nature while plainly and briefly explaining the meaning of the term “amplify light.”

6.	Please revise your disclosure to discuss in greater detail the Angel Guild, including more specifically what this organization or body consists of, as well as how it may be related to the Angel Funding Portal. Further, please explain in greater detail what an Angel Guild subscription or membership consists of and how they are acquired by individuals or entities.

Response: In response to the Staff’s comment, please see the revised disclosure on page 5 of Amendment No. 1, which includes more detailed disclosure regarding the Angel Guild, including the community that comprises the Angel Guild, what an Angel Guild membership consists of and how such memberships are acquired. As indicated in the revised disclosure on page 5 of Amendment No. 1, membership in the Angel Guild can be acquired either by payment of a monthly or annual membership fee to Angel Studios, or by investing in an Angel Studios film or TV show through the Angel Funding Portal.

7.	Please revise this section to discuss your business activities, including streaming video on demand (SVOD). In this regard, we note your risk factor beginning “The popularity of theatrical and streaming video on demand (“SVOD”)...” on page 12. However, your Business section does not discuss these post-theatrical services such as SVOD, TVOD, AVOD or other content distribution channels or business activities reflected in your risk factor disclosure.

Response: In response to the Staff’s comment, please see the revised disclosure on page 6 of Amendment No. 1, which includes more detailed disclosure regarding the Company’s content distribution strategies and services, including transactional video on demand (“TVOD”), Electronic Sell Thru (“EST”), Subscription Video on Demand (“SVOD”), Ad-Supported Video on Demand (“AVOD”), and Free Video on Demand (“FVOD”), as well as on its own streaming service via the Angel App and its website (www.angel.com).

Theatrical Distribution, page 7

8.	In this section, you state that you “enter into distribution agreements with exhibitors (theater owners)...” Additionally, we note that you enter into distribution license agreements related to certain motion pictures with film producers. Please briefly discuss each material distribution and license agreement and file these agreements as exhibits as applicable in accordance with Item 601 of Regulation S-K.

Response: In response to the Staff’s comment, please see the revised disclosure on page 8 of Amendment No. 1, which includes more detailed disclosure regarding the Company’s distribution and license agreements.

At present, the only material distribution and/or license agreement to which the Company is a party is its Content License Agreement with The Chosen dated October 18, 2022 (the “Chosen Agreement”), which is discussed in detail on pages 5, 8, 13, 27 and 42 of Amendment No. 1, and which has been filed as Exhibit 10.4 to Amendment No. 1 in accordance with Item 601 of Regulation S-K.

With the exception of the Chosen Agreement, the Company does not believe that any of the distribution and/or license agreements to which it is a party are subject to a filing under Item 601(b)(10)(ii)(B) of Regulation S-K. Item 601(b)(10) of Regulation S-K requires the filing of material contracts not made in the ordinary course of business that are to be performed in whole or in part at or after the filing of the registration statement. Item 601(b)(10)(ii)(B) of Regulation S-K provides that if an agreement is one that ordinarily accompanies the kind of business conducted by the issuer, it will be deemed to be made in the ordinary course of business, and therefore need not be filed unless the agreement is one upon which a registrant’s business is “substantially dependent.”

The Company believes that its distribution and/or license agreements would be deemed to be made in the ordinary course of its business, as such agreements simply establish the legal framework under which the Company may assist filmmakers in raising capital to fund the production or release of their film or TV show, and may thereafter license, market and distribute such films or TV shows. In addition, the Company’s distribution and license agreements do not provide for payment to the Company of a distribution fee off the top. Instead, the Company’s revenue from such agreements is based on the net profit generated by each such film or TV show (after payment of out-of-pocket distribution and marketing-related costs and expenses incurred in connection with that film or show), which amounts can only be determined in arrears. As a result, such agreements are made in the ordinary course of business, and the Company is not “substantially dependent” on any such agreement, nor does any such agreement qualify under any of the other definitions of “material contract” provided under Item 601(b)(10) of Regulation S-K.

At present, with the exception of the Chosen Agreement, all of the distribution and/or license agreements to which the Company is a party are the sort of customary, ordinary course contractual arrangements commonly utilized by businesses that offer comparable services. The Company will continue to monitor the significance of agreements that it may enter into, and will file any such agreements when and if the Company determines that they are required to be filed under Item 601(b)(10) of Regulation S-K.

Why are we making our own content, page 7

9.	Please revise this section and elsewhere throughout your registration statement as appropriate to briefly describe and discuss what constitutes the thresholds that must be passed for the Angel Guild to allow you to proceed to seek to enter into agreements with filmmakers. Additionally, please discuss briefly the material terms related to these production agreements. In this regard, please discuss all terms related to costs, expenses, revenue share, ownership, etc. Please include enough information so that investors can clearly understand the company's role in these production agreements. To the extent any are material, please file such production agreements as exhibits to this registration statement in accordance with Item 601 of Regulation S-K.

Response: In response to the Staff’s comment, please see the revised disclosure on page 7 of Amendment No. 1, which includes more detailed disclosure regarding the process by which the Angel Guild’s approval is sought prior to the Company proceeding to seek to enter into agreements with filmmakers. In addition, please see the revised disclosure on page 7 of Amendment No. 1, which includes more detailed disclosure regarding such “Distribution and License Agreements,” as addressed in response to SEC Comment 8 above, including terms related to costs, expenses, revenue share and ownership. As addressed in response to SEC Comment 8 above, at present, the only material distribution and/or license agreement to which the Company is a party is the Chosen Agreement, which is discussed in detail on pages 5, 8, 13, 27 and 42 of Amendment No. 1, and which has been filed as Exhibit 10.4 to Amendment No. 1 in accordance with Item 601 of Regulation S-K

General Risks of an Investment in Us

An investment in our Company is a speculative investment..., page 10

10.	Please revise this risk factor to discuss those risks and uncertainties disclosed here as potentially negatively impacting your stockholders as well as your investors.

Response: In response to the Staff’s comment, please see the revised risk factor on page 11 of Amendment No. 1, which includes more detailed disclosure regarding the relevant risks and uncertainties themselves, as well as with respect to their potentially negative impact upon the Company’s stockholders as well as its investors.

11.	Please revise to quantify the required quarterly payments and any other payment obligations associated with the outstanding promissory note.

Response: In response to the Staff’s comment, please see the revised risk factor on page 11 of Amendment No. 1, which also includes more detailed disclosure regarding the required quarterly payments and any other payment obligations associated with the outstanding promissory note.

Item 1A. Risk Factors, page 10

12.	We note that certain risk factors related to intellectual property, copyright infringement, etc. have been drafted in the theoretical sense. Please revise the applicable risk factors to more directly address the Disney Litigation and Settlement Agreement and the impacts such litigation and settlement had on the company's business and operations.

Response:  In response to the Staff’s comment, please see the revised risk factors on pages 15 (“We face risks, such as unforeseen costs and potential liability, in connection with content we acquire and/or distribute through our service.”) and 18 (“Intellectual property claims against us could be costly and result in the loss of significant rights related to, among other things, our website, our recommendation and merchandising technology, and marketing activities”) of Amendment No. 1, which include more detailed disclosure regarding the impacts the Disney Litigation and Settlement Agreement had on the Company’s business and operations.

Risks Related to Our Business

A significant amount of our revenue has been derived from our Content License Agreement with

The Chosen, page 11

13.	Please revise to quantify the significant amount of revenue derived from the Chosen license agreement for the periods contained in this registration statement.

Response: In response to the Staff’s comment, please see the revised risk factor on page 13 of Amendment No. 1, which includes more detailed disclosure to quantify the amount of revenue derived from the Chosen Agreement during the fiscal years ended December 31, 2023, December 31, 2022, and December 31, 2021.

We entered into a Settlement Agreement pursuant to which we issued a $62.4 million promissory note..., page 11

14.	Please revise this risk factor and elsewhere as appropriate to disclose the status of your quarterly payments of $176,785.72 pursuant to the Settlement Agreement under the Reorganization Plan. For example, state whether the payments are current, past due, delinquent or some other status.

Response: In response to the Staff’s comment, please see the revised risk factor on page 12 of Amendment No. 1, which includes more detailed disclosure to specify that as of the date of Amendment No. 1, the Company is current on the status of all quarterly payments of $176,786 pursuant to the Settlement Agreement under the Reorganization Plan.

The popularity of theatrical and streaming video on demand (“SVOD”)..., page 12

15.	We note that in the last bullet point discussing how the popularity of your content is reflected, includes through the “number of the unique visitors to our websites and platforms.” Additionally, elsewhere throughout your disclosure, you reference your websites in the context of customers reviews and intellectual property. However, on page 9, you disclose that your website is forthcoming. Please reconcile these statements and revise your disclosure to provide the applicable websites you refer to in your registration statement.

Response: In response to the Staff’s comment, please see the revised disclosure on page 10 of Amendment No.1, from which the erroneous reference to the Company’s website being “forthcoming" has been removed. In addition, please see pages 6, 10, 13 and 15 of Amendment No. 1, which make consistent reference to the Company’s website, www.angel.com.

We rely upon a number of partners to make our service available on their devices., page 14

16.	Please revise your disclosure to discuss in greater detail the “various tech companies and distributors” that you have agreements with to make your service available through television set-top boxes of such service providers. Further, revise your disclosure to discuss any material agreements as appropriate and file any agreement in accordance with Item 601 of Regulation S-K.

Response: In response to the Staff’s comment, please see the revised risk factor on page 15 of Amendment No. 1, which includes more detailed disclosure to identify the tech companies and distributors through which the Company makes its services available through television set-top boxes pursuant to their standard terms and conditions.

The Company does not believe the terms and conditions governing its business relationships with any such tech companies or distributors are subject to a filing under Item 601(b)(10)(ii)(B) of Regulation S-K. Item 601(b)(10) of Regulation S-K requires the filing of material contracts not made in the ordinary course of business that are to be performed in whole or in part at or after the filing of the Registration Statement. Item 601(b)(10)(ii)(B) of Regulation S-K provides that if an agreement is one that ordinarily accompanies the kind of business conducted by the issuer, it will be deemed to be made in the ordinary course of business, and therefore need not be filed unless the agreement is one upon which a registrant’s business is “substantially dependent.”

The Company believes that its arrangements with the tech companies and distributors in question would be deemed to be made in the ordinary course of business, as such arrangements simply establish the legal framework under which the Company may make its services available. There are no minimum purchase amounts, long-term commitments or other exclusivity requirements under any such agreement, each of which may be terminated by either party at any time.  As a result, such arrangements are made in the ordinary course of business and the Company is not “substantially dependent” on any such arrangement, nor does any such arrangement qualify under any of the other definitions of “material contract” provided under Item 601(b)(10) of Regulation S-K.

At present, all arrangements that the Company maintains with such tech companies and distributors are the sort of customary, ordinary course contractual arrangements commonly utilized by businesses that offer comparable services. The Company will continue to monitor the significance of agreements that it may enter into, and will file any such agreements when and if the Company determines that they are required to be filed under Item 601(b)(10) of Regulation S-K.

Risks Relating to the Formation and Internal Operation of the Company

Our management will have significant control over our operations by virtue of the equity ownership..., page 18

17.	Please revise this risk factor to provide both the shares of each class held by the respective members of management together with the percentage of voting control associated with the respective holdings in each class of common stock discussed.

Response: The Company acknowledges the Staff’s comment regarding the Company’s reference to its management having “significant control over our operations by virtue of the equity ownership in us by entities controlled by our director, co-founder and Chief Executive Officer, Neal Harmon.” The Company advises the Staff that the Company has removed this risk factor from Amendment No. 1, as the risk factor is no longer accurate.

At present, neither our director, co-founder and Chief Executive Officer, Neal Harmon, nor any of our other named executive officers or directors, possesses control over the Company’s operations, whether by virtue of the equity ownership in us by entities controlled by such individuals, or otherwise. As reflected in the table on page 30 of Amendment No. 1, under “Item 4. Security Ownership of Certain Beneficial Owners and Management,” neither of Neal Harmon and our Chief Content Officer, Jeffrey Harmon, possesses more than 15.21% voting control with respect to the Company’s common stock, and no other named executive officer or director possesses more than 7.74% voting control with respect to the Company’s common stock. In no case does any named executive officer or director of the Company possess voting control with respect to the Company’s common stock sufficient to have control over the Company’s operations. For this reason, the risk factor in question has been removed from Amendment No. 1.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Expenses, page 23

18.	In this section you state that “[i]n 2023, the Company entered into various print and advertising notes related to the film Sound of Freedom and $2,984,216 of related interest expense was recognized in the nine months ended September 30, 2023.” However, in the “Liquidity and Capital Resources” section on page 24 you disclose that as of September 30, 2023 you “...had a notes payable for print and advertising notes in the amount of $105,263 that were fully paid by October 31, 2023.” Please reconcile. Additionally, please disclose the party(ies) who held the notes, the interest rate(s) and other material terms.

Response: In response to the Staff’s comment, please see the revised disclosure on page 25 of Amendment No. 1 regarding the Company’s print and advertising notes (each, a “P&A Note”), which has been updated with information as of the fiscal year ended December 31, 2023, and which includes more detailed disclosure with respect to the parties to the P&A Notes and the interest rates and other material terms of the P&A Notes.

In response to the Staff’s request that the Company reconcile its previous disclosure, during 2022 and through the third quarter of 2023, the Company entered into P&A Notes related to the film Sound of Freedom and other films in the approximate aggregate amount of $22,000,000, on which the Company recognized interest of approximately $2,984,216. As of September 30, 2023, the balance remaining on these P&A Notes was approximately $105,263, which was fully paid by October 31, 2023.

In addition, during the fourth quarter of 2023, the Company entered into additional P&A Notes in the approximate aggregate amount of $3,985,000 related to the films The Shift and After Death, on which the Company recognized interest of approximately $1,753,000. As of December 31, 2023, the balance remaining on these P&A Notes was approximately $4,160,277, which was fully paid by February 29, 2024.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Stock-Based Compensation, page 28

19.	Please disclose how you estimate the fair value of common stock underlying the stock based compensation.

Response: In response to the Staff’s comment, please see the revised disclosure on page 28 of Amendment No. 1, which includes more detailed disclosure to specify that the Company estimates the fair value of the common stock underlying the employee stock options in question using third party valuations, including market, income, and cost valuation approaches.

Investment in Tuttle Twins Show, LLC, page 40

20.	Please revise your disclosure to briefly expand your discussion of the business purpose underlying your investment in Tuttle Twins Show, LLC.

Response: In response to the Staff’s comment, please see the revised disclosure on page 40 of Amendment No. 1, under “Investment in Affiliates,” which includes more detailed disclosure to specify that during the years ended December 31, 2023 and 2022, the Company recognized total revenues from the Tuttle Twins Show, LLC (“Tuttle Twins”) of $1.2 million and $0.6 million, respectively, and that the Company’s investment in Tuttle Twins allowed it to continue production and to begin creating season 2 of the series.

Item 7. Certain Relationships and Related Transaction, and Director Independence.

Promotion and Marketing Services Agreement with Harmon Brothers, LLC, page 40

21.	Please revise to discuss in greater detail how the fees payable to HB for their promotion and marketing services are earned and calculated.

Response: In response to the Staff’s comment, please see the revised disclosure on page 40 of Amendment No. 1, which includes more detailed disclosure to specify that the fees payable to Harmon Brothers, LLC (“HB”) are paid as promotion and marketing services are performed by HB, and are calculated based on agreed-upon rates comparable to those charged by HB to other non-related customers.

Common Stock

Voting Rights, page 45

22.	We note that you appear to have four classes of common stock outstanding (i.e., Class A, B, C and F) and that these classes of common stock have different voting rights. For example, of the two classes of common stock being registered here the Class B Common Stock is entitled to 55 votes per shares, whereas the Class C Common Stock is entitled to 1 vote per share. Please revise your disclosure at the beginning of your registration statement and elsewhere throughout your registration statement to discuss the beneficial ownership and voting power held by any controlling shareholder(s) after the registration, including by percentage of voting control.

Response: The Company acknowledges the Staff’s comment regarding the Company’s four classes of common stock outstanding (i.e., Class A, B, C and F), each of which have different voting rights. The Company advises the Staff that, notwithstanding the different voting rights of each such class of the Company’s outstanding common stock, the Company does not presently have, nor will the Company have after the registration, any controlling shareholders.

As addressed above in response to SEC Comment 17 (and as reflected in the table on page 30 of Amendment No. 1, under “Item 4. Security Ownership of Certain Beneficial Owners and Management”), at present, the holders of the Company’s outstanding common stock with the highest percentage of aggregate voting power are our Chief Executive Officer, Neal Harmon, and our Chief Content Officer, Jeffrey Harmon, each of whom possess no more than 15.21% voting control with respect to the Company’s common stock. The holder of the Company’s outstanding common stock with the next-highest percentage of aggregate voting power is Paul Ahlstrom, a member of our Board of Directors, who possesses 7.74% voting control with respect to the Company’s common stock. In no case does any holder of the Company’s outstanding common stock presently possess voting control with respect to the Company’s common stock sufficient to have control over the Company, and in no case after the registration will any holder of the Company’s outstanding common stock possess such voting control.

Financial Statements, page F-1

23.	Please update your financial statements in accordance with Rule 3-12(d) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has included in Amendment No. 1 financial statements in accordance with Rule 3-12(d) of Regulation S-X. Such financial statements include the audited consolidated financial statements of the Company for the years ended December 31, 2023 and 2022, and the audited consolidated financial statements of the Company for the years ended December 31, 2022 and 2021.

Notes to Consolidated Financial Statements for Fiscal Year Ended December 31, 2022

1. Description of Organization and Summary of Significant Accounting Policies, page F-7

24.	Please disclose your accounting policy for digital assets, notes receivable, other long-term assets, accrued expenses, Angel Guild membership, cost of revenues, selling and marketing expenses, general and administrative expenses, and research and development expenses. Also include the nature of the items included in each of these line items. To the extent any accrued liability item exceeds five percent of total current liabilities, state the item separately in the statement of operations in accordance with Rule 5-02.20 of Regulation S-X.

Response: In response to the Staff’s comment, please see the revised disclosure on the following pages of the Company’s Consolidated Financial Statements for Fiscal Year Ended December 31, 2023 (the “FYE 2023 Financials”) and the Company’s Consolidated Financial Statements for Fiscal Year Ended December 31, 2022 (the “FYE 2022 Financials”), respectively, which includes more detailed disclosure regarding the Company’s accounting policies, and the nature of the items included in each of these line items, for (i) digital assets (pages F-8 and F-32, (ii) notes receivable (pages F-10 and F-34), (iii) other long-term assets (pages F-10 and F-34), (iv) accrued expenses/liabilities (pages F-10 and F-34), (v) cost of revenues (pages F-13 and F-35), (vi) selling and marketing expenses (pages F-13 and F-35), (vii) general and administrative expenses (pages F-13 and F-35), and (viii) research and development expenses (pages F-13 and F-35).

The Company advises the Staff that during the fiscal year ended December 31, 2022, the Company had no revenues or expenses attributable to Angel Guild membership. Accordingly, reference to the Angel Guild has been removed from the FYE 2022 Financials. However, please see page F-11 of the FYE 2023 Financials, under “Angel Guild Revenue,” which includes disclosure regarding the revenues attributable to Angel Guild membership during the fiscal year ended December 31, 2023.

The Company further advises the Staff that the only accrued liability item exceeding five percent of total current liabilities was $3,094,538 of accrued licensing royalties as of December 31, 2022. In accordance with Rule 5-02.20 of Regulation S-X, the updated FYE 2022 Financials reflect such $3,094,538 of accrued licensing royalties broken out separately from accrued expenses on the consolidated balance sheets.

25.	We note that you utilize Angel Funding, owned by VAS Portal, to crowdfund the prints and advertising funds needed to market films. Please disclose the significant terms of the crowdfunding arrangement, including the role, rights, and obligations of the parties involved. Such parties may include you, Angel Funding, film makers, and investors. In addition, disclose how you account for the rights and obligations arising from these arrangements.

Response: In response to the Staff’s comment, please see the revised disclosure on page F-10 of the FYE 2023 Financials, under “Deferred Financing Costs and Note Discount,” which includes more detailed disclosure regarding the significant terms of the Company’s crowdfunding arrangement with VAS Portal, including the role, rights, and obligations of the parties involved, as well as how the Company accounts for the rights and obligations arising from these arrangements.

Revenue Recognition, page F-9

26.	Please report the revenues from external customers for each product and service or each group of similar products and services. Such grouping may consist of filtering subscription, digital and physical media, theatrical release, and content licensing. Refer to ASC 280-10-50-40.

Response: In response to the Staff’s comment, please see the revised disclosure on the following pages of (where applicable) the FYE 2023 Financials and the FYE 2022 Financials (respectively), which includes more detailed disclosure regarding the revenues from external customers for each of the following products and services, or each group of similar products and services: (i) filtering subscription revenue (page F-34), (ii) digital and physical media revenue (pages F-11 and F-35), (iii) theatrical release revenue (pages F-11 and F-35), and (iv) content licensing (pages F-11 and F-35).

Theatrical Release Revenue, page F-10

27.	Please disclose the typical duration of the theatrical distribution agreements, how you determine the transaction price, and the collection terms of the receivables from the theaters.

Response: In response to the Staff’s comment, please see the revised disclosure on pages F-11 and F-35 of the FYE 2023 Financials and the FYE 2022 Financials (respectively), which includes more detailed disclosure regarding the typical duration of the theatrical distribution agreements, how the Company determines the transaction price, and the collection terms of the receivables from the theaters.

5. Accrued Settlement Costs, page F-13

28.	Please disclose, if true, that the accrued settlement costs relate to the Chapter 11 bankruptcy case that was filed on October 18, 2017. In addition, describe the consequences of a default or a breach or violation of the Settlement Agreement.

Response: In response to the Staff’s comment, please see the revised disclosure on pages F-15 and F-38 of the FYE 2023 Financials and the FYE 2022 Financials (respectively), which discloses that the accrued settlement costs relate to the Chapter 11 bankruptcy case that was filed on October 18, 2017, and that a default or a breach or violation of the Settlement Agreement will result in the current total amount due being increased from $9,990,000, payable over 14 years without interest, to the original amount due of $62,461,456.

29.	We note per pages 11 and 19 that you entered into a Settlement Agreement under which the $62.4 million Promissory Note will remain outstanding for 14 years. Please tell us how you accounted for this unpaid balance and your accounting basis for the treatment.

Response: In response to the Staff’s comment, please see the revised disclosure on pages F-15 and F-38 of the FYE 2023 Financials and the FYE 2022 Financials (respectively), which discloses that as part of the Settlement Agreement, it was agreed that the $62,461,456 million promissory note would be lowered to $9,990,000 million, payable over 14 years without interest, so long as the Company makes timely payments and there is no breach or violation of the Settlement Agreement that remains uncured, and provide more detailed disclosure regarding how the Company accounted for this unpaid balance and its accounting basis for that treatment.

10. Stock Options, page F-15

30.	We note that you may grant incentive stock options, nonqualified stock options, stock appreciation rights, and restricted stock under the 2014 Stock Incentive Plan. Please disclose the material terms and information required under ASC 718-10-50 for each type of grant. Furthermore, clarify whether the “stock option” information you provided relates to “incentive stock options” and/or “nonqualified stock options.”

Response:    In response to the Staff’s comment, please see the revised disclosure on page F-18 of the FYE 2023 Financials and page F-40 of the FYE 2022 Financials, in each case under “Stock Options,” which discloses the material terms and information required under ASC 718-10-50 for each type of grant, and further discloses that as of the dates thereof, the Company has only granted incentive stock options and nonqualified stock options.

31.	We note per the consolidated statements of stockholders’ equity that stock-based compensation expense for the year ended December 31, 2021 was $530,595; however, we note per the consolidated statements of cash flows that stock-based compensation was $4,592,235 for the year ended December 31, 2021. Please advise.

Response: In response to the Staff’s comment, please see the revised disclosure on page F-40 of the FYE 2022 Financials, under “Stock Options,” which discloses that the Company’s stock-based compensation expense related to options granted for the year ended December 31, 2021 was $530,595, and that during the year ended December 31, 2021, the Company also recognized an additional $4,061,640 in stock compensation expense related to 456,364 shares, priced at $8.90 per share, that were granted to one of the Company’s filmmakers, for total stock-based compensation of $4,592,235 for the year ended December 31, 2021.

11. Common Stock

Conversion of Class A Common Stock into Class F Common Stock, page F-17

32.	Please describe how the transfer of Class A common stock to Class F common stock affects the ownership rights and voting power of the respective shareholders. In this regard, you state under “Identical Rights” that holders of common stock have identical rights and privileges except with regard to voting rights, and you state under “Voting Rights” that Class A Common Stock and Class F Common Stock are entitled to 5 votes.

Response: In response to the Staff’s comment, please see the revised disclosure on page F-21 of the FYE 2023 Financials and page F-42 of the FYE 2022 Financials, which includes more detailed disclosure to address the fact that the conversion, and resulting ownership of the Company’s Class F Common Stock rather than Class A Common Stock, affects the voting rights of the respective shareholders only in that, on matters where holders of the Company’s common stock vote separately as a class, each respective shareholder will be entitled to vote as a holder of Class F Common Stock rather than as a holder of Class A Common Stock.

Notes to Condensed Consolidated Financial Statements (Unaudited)

1. Description of Organization and Summary of Significant Accounting Policies

Revenue Recognition, page F-27

33.	Please disclose the amount of pay-it-forward revenue that is deferred for each period presented for future movie ticket purchases. In addition, describe any other type of material revenue being deferred, and disclose when you expect to recognize the related revenue. Refer to ASC 606-10-50-10 and 50-13.

Response: In response to the Staff’s comment, please see the revised disclosure on page F-11 of the FYE 2023 Financials, under “Pay-it-forward Revenue,” which includes more detailed disclosure to address (i) the amount of Pay-it-forward revenue deferred for each period presented for future movie ticket purchases, (ii) other types of material revenue being deferred, and (iii) when the Company expects to recognize such related revenue.

Content Licensing, page F-27

34.	Please disclose the typical duration of your content licensing arrangements. In addition, disclose the amount of time from when you record the estimated royalty revenue to when it is trued up and the amount of adjustment is recorded. Refer to ASC 606-10-50-12A.

Response: In response to the Staff’s comment, please see the revised disclosure on pages F-11 and F-12 of the FYE 2023 Financials, which includes more detailed disclosure to address the typical duration of the Company’s content licensing arrangements, and the amount of time from when the Company records the estimated royalty revenue to when such revenue is trued up and the amount of adjustment is recorded.

Pay-It-Forward Revenue, page F-27

35.	Please disclose the amount of Pay-it-forward collections for theatrical releases that was recognized as Pay-it-forward revenue during the periods presented.

Response: In response to the Staff’s comment, please see the revised disclosure on page F-11 of the FYE 2023 Financials, which includes more detailed disclosure to address the amount of Pay-it-forward collections for theatrical releases that was recognized as Pay-it-forward revenue during the periods presented.

Advertising, page F-28

36.	Please disclose the amount of pay-it-forward receipts that was offset against advertising costs during the periods presented.

Response: In response to the Staff’s comment, please see the revised disclosure on page F-13 of the FYE 2023 Financials, under “Selling and Marketing Expenses,” which includes more detailed disclosure to address the amount of Pay-it-forward receipts that was offset against advertising costs during the periods presented.

8. Commitments and Contingencies, page F-30

37.	We note that you accrued approximately $38.8 million in royalty expenses related to Sound of Freedom. Please disclose the significant terms of the material royalty agreements.

Response: In response to the Staff’s comment, please see the revised disclosure on page F-17 of the FYE 2023 Financials, under “Royalty Arrangements,” which includes more detailed disclosure regarding the terms of the Company’s royalty arrangements, inclusive of those related to Sound of Freedom.

The Company does not believe that any of the royalty agreements to which it is a party, inclusive of its Content Distribution Agreement with Sound of Freedom Movie, LLC dated March 15, 2023 (the “SOF Agreement”), are subject to a filing under Item 601(b)(10)(ii)(B) of Regulation S-K. Item 601(b)(10) of Regulation S-K requires the filing of material contracts not made in the ordinary course of business that are to be performed in whole or in part at or after the filing of the registration statement. Item 601(b)(10)(ii)(B) of Regulation S-K provides that if an agreement is one that ordinarily accompanies the kind of business conducted by the issuer, it will be deemed to be made in the ordinary course of business, and therefore need not be filed unless the agreement is one upon which a registrant’s business is “substantially dependent.”

The Company believes that its royalty agreements would be deemed to be made in the ordinary course of its business, as such agreements simply establish the legal framework under which the Company may assist filmmakers in raising capital to fund the production or release of their film or TV show, and may thereafter license, market and distribute such films or TV shows. In addition, the Company’s royalty agreements do not provide for payment to the Company of a royalty fee off the top. Instead, the Company’s royalty revenue from such agreements is based on the net profit generated by each such film or TV show (after payment of out-of-pocket distribution and marketing-related costs and expenses incurred in connection with that film or show), which amounts can only be determined in arrears. As a result, such agreements are made in the ordinary course of business, and the Company is not “substantially dependent” on any such agreement, nor does any such agreement qualify under any of the other definitions of “material contract” provided under Item 601(b)(10) of Regulation S-K.

At present, all of the royalty agreements to which the Company is a party, inclusive of the SOF Agreement, are the sort of customary, ordinary course contractual arrangements commonly utilized by businesses that offer comparable services. The Company will continue to monitor the significance of agreements that it may enter into, and will file any such agreements when and if the Company determines that they are required to be filed under Item 601(b)(10) of Regulation S-K.

General

38.	Please be advised that your registration statement will automatically become effective 60 calendar days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refiling it. Please confirm your understanding.

Response: The Company acknowledges the Staff’s comment, and hereby confirms its understanding that the Registration Statement will automatically become effective 60 calendar days after filing, at which time the Company will become subject to the reporting requirements of the Securities Exchange Act of 1934.

If you have any questions concerning the Registration Statement or require any additional information, please do not hesitate to contact the undersigned at (804) 420-6016 or klawrence@williamsmullen.com, or my colleague, T. Rhys James, at (757) 473-5304 or rjames@williamsmullen.com.

Sincerely,

/s/ Kathryn A. Lawrence

Kathryn A. Lawrence

cc:	Patrick Reilly, Angel Studios, Inc.

T. Rhys James, Williams Mullen